BUTZEL LONG, a professional corporation
380 Madison Avenue,
New York, NY 10017

Tel: (212) 818-1110
FAX: (212) 818-0494
e-mail: barrett@butzel.com

May 28, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Cash Assets Trust
File Nos. 2-92164 and 811-4066

Dear Sirs:

On behalf of Cash Assets Trust (the "Trust"), we enclose for filing with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") and pursuant to the Investment Company Act of 1940 (the "1940 Act"), the following documents:

In accordance with Rule 472(b) under the 1933 Act and Rule 8b-11 under the 1940 Act, the text on Form N-1A of Post-Effective Amendment No. 36 to the Registration Statement of the Fund under the 1933 Act and Amendment No. 35 to the Registration Statement of the Fund under the 1940 Act, marked to show changes.

This filing is being made under Rule 485(a) because it contains new summary prospectuses pursuant to Rule 498 and corresponding revisions to the statutory prospectus of the Trust.

We have received staff comments with respect to a previous filings for other funds of the Aquila group of Funds, Tax-Free Trust of Oregon (a portfolio of The Cascades Trust) (File Nos. 33-4382 and 811-4626) and Aquila Rocky Mountain Equity Fund (File Nos. 33-72212 and 811-8168). We have incorporated into this filing all applicable staff comments.

Apart from the new summary prospectuses and corresponding changes to the statutory prospectus, this filing contains only routine updates. Selective review would be appropriate.

The staff is advised that not all of the financial material required was available at the time of this filing. It is our intention to file a superseding amendment under Rule 485(b) when such material becomes available and after we have received staff comments on this filing, to become effective July 31, 2010.

Because we will have a heavy printing schedule in July for this and other funds, we would be most grateful if we could have staff comments on this filing as soon as possible.

Please provide comments to me or to my partner Robert I. Jones at the above telephone number, 212-818-1110.

Pursuant to Rule 485(a) it is proposed that this amendment will become effective on July 31, 2010.

Very truly yours,

/s/ William L. D. Barrett

William L. D. Barrett